ENERGY FOCUS, INC.
32000 Aurora Road
Solon, Ohio 44139
May 26, 2010
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Energy Focus, Inc. Registration Statement on Form S-3, Filed April 20, 2010 Pre-Effective Amendment No. 1, Filed May 21, 2010 File No. 333-166191
Ladies and Gentlemen:
     Energy Focus, Inc. hereby requests that the Commission or the staff, acting pursuant to delegated authority, declare the above-pending registration statement effective as of Friday, May 28, 2010 at 10:00 a.m. Eastern Time. Energy Focus, Inc. hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Energy Focus, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Energy Focus, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.
     Please call us at 440.715.1300 with any questions.

Very truly yours, ENERGY FOCUS, INC.
By:	/s/ Joseph G. Kaveski
Joseph G. Kaveski
Chief Executive Officer